

February 22, 2010

<u>Via Facsimile (202) 530-9589 and US Mail</u>
Mr. Geoffrey Raynor
301 Commerce Street
Suite 3200
Forth Worth TX 76102

      Re: Cedar Fair, L.P.
               Schedule 13G and 13G/A filed by Q Funding III, LP, Prufrock
               Onshore, L.P., and J. Alfred Onshore, LLC, and Geoffrey Raynor
               Filed January 19, 20 & 25, 2010
               Schedule 13D filed by Q Funding III, LP, Prufrock Onshore, L.P.,
               and J. Alfred Onshore, LLC, and Geoffrey Raynor
               Filed February 12, 2010
               File No. 5-38510

Dear Mr. Raynor:

We have conducted a limited review of your filings and have the following comment.

<u>General</u>

1. We refer to your response letter dated February 1, 2010 and do not agree.   Given
    the particular facts surrounding the filing persons' investment in Cedar Fair, we
    are unable to agree with the analysis and conclusions set forth in your response
    regarding the range of actions persons may engage in whilst remaining eligible to
    file as passive investors pursuant to Exchange Act Rule 13d-1 (c).

Please submit any response letters to the above comment via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        Mellissa Campbell Duru
                        Special Counsel
                        Office of Mergers and Acquisitions